Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(12,946)	$(16,805)	$10,338	$(18,007)	$(8,244)

Additions:
Income taxes (recovery)	(165)	8,536	2,397	6,081	7,332
Noncontrolling interest in earnings of consolidated subsidiaries	10,074	5,566	8,300	20,474	16,715
Fixed charges, as shown below	39,506	27,413	20,549	19,018	15,993
Distributions received from equity-method investees	638	198	440	—	940
	50,053	41,713	31,686	45,573	40,980

Subtractions:
Equity in income (loss) of investees	866	(8)	349	165	168
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	866	(8)	349	165	168
Earnings as adjusted	36,241	24,916	41,675	27,401	32,568
Fixed charges:
Interest on indebtedness, expensed or capitalized	31,351	18,057	13,650	11,471	9,077
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,136	4,041	1,348	2,330	2,213
Interest within rent expense	6,019	5,315	5,551	5,217	4,703

Total fixed charges	$39,506	$27,413	$20,549	19,018	15,993
Ratio of earnings to fixed charges	N/A	N/A	2.03	1.44	2.04
Dollar amount deficiency	$3,265	2,497	N/A	N/A	N/A